# Offering Statement for HeadVantage Corporation

## ("HeadVantage," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

| | |
|---|---|
| **Paul Riss:** | paul@netcapital.com |

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ

materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. **What is the name of the issuer?**

   HeadVantage Corporation

   1200 N. Nash St
   Suite 1128
   Arlington , VA 22209

# Eligibility

2. **The following are true for HeadVantage Corporation:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   *Name*
   Michael Sutcliff

   *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 04/19/2021 | Present | HeadVantage | Founder, Executive Director |
| 06/04/2024 | Present | ThoughtWorks | CEO |

Electrical Engineer, Georgia Tech CPA, State of Georgia CEO Accenture Digital CEO Thoughtworks

LinkedIn: https://www.linkedin.com/in/mikesutcliff/

*Name*
Jay Hedley

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 04/19/2021 | Present | HeadVantage | Founder and CEO |

Previous: Accenture, DigitalRegional Managing Director, 18 years Maryland Air National Guard

Education: Harvard Business School, MBA General Management Embry-Riddle Aeronautical University Worcester Polytechnic Institute

LinkedIn: https://www.linkedin.com/in/jay-hedley/

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

### Gerald E. Hedley Jr. (Jay)

| | |
|---|---|
| **Securities:** | 2,760,000 |
| **Class:** | Common |
| **Voting Power:** | 61.5% |

### MSCSJS Holdings LLC (
### Family Trust of Michael

**Sutcliff)**

| | |
|---|---|
| **Securities:** | 960,000 |
| **Class:** | Common |
| **Voting Power:** | 21.4% |

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

HeadVantage is a sports technology company that has miniaturized aerospace-grade eye-tracking, stabilized 4K cameras, and high-fidelity audio directly into professional sports helmets, caps, and eyewear. Founded by Jay Hedley (a decorated A-10 fighter pilot, Harvard MBA, and Accenture Inventor of the Year) the company was built on a foundational insight drawn from the cockpit: elite athletes and the coaches, broadcasters, and medical professionals who serve them have never had access to true first-person cognitive data.

The result is the HeadVantage Wearable Interactive Network (WIN) platform, which captures an athlete's exact gaze coordinates, pupil movement, biometric telemetry, and synchronized in-helmet audio, and distributes that data in real time to broadcasters, sports betting platforms, coaching staffs, and medical teams. The platform is protected by a U.S. Utility Patent (Serial No. 18/187,570, issued September 2025) covering HeadVantage's proprietary methods for sensor fusion and embedding eye-tracking into protective sports equipment.

HeadVantage's primary objective is to establish its platform as the standard infrastructure layer for first-person cognitive data across professional helmeted sports, beginning with Global Cricket, the NFL, and the PGA Tour. The company has demonstrated live deployment at scale, having been integrated into NBC Sports' live coverage of the 2024 U.S. Open Golf Championship on the Golf Channel and GolfPass moving the Gaze Circle from concept to live national broadcast during one of golf's most prestigious Major championships. The company also executed two live Proofs of Concept with the Caribbean Premier League (CPL T20) that reached an estimated 500 million fans across 40 countries. HeadVantage was selected as the #1-ranked company out of over 800 global applicants for the Comcast NBCUniversal SportsTech Accelerator, chosen by leaders from NBC Sports, Sky Sports, and the PGA Tour.

In the near term, the company's plan is to complete eye-tracking hardware integration for football helmets, deepen its existing broadcast relationships, and expand deployment across additional leagues and seasons. In parallel, HeadVantage is advancing a health and safety application through a formal concussion research collaboration with the Mayo Clinic and Worcester Polytechnic Institute, having achieved the first-ever digital capture of King-Devick concussion testing from a wearable device an outcome with meaningful implications for league medical liability and player safety protocols.

HeadVantage operates a diversified B2B and B2B2C revenue model across five streams. In Live Content & Broadcasting, the company licenses its live "Vantage" feeds to tier-1 networks on a per-game, per-helmet basis; NBC Sports is a current strategic shareholder, and FOX Sports and ESPN have expressed interest. In Sports Betting & Behavioral Data, HeadVantage's real-time gaze and behavioral intent data serves as a high-converting feed for in-game micro-betting platforms such as DraftKings and FanDuel. In Health-Tech & Medical Diagnostics, the company provides AI-verified biometric concussion data to team medical staffs and research institutions, with pricing customized by league and use case. In Professional Performance & SaaS, HeadVantage sells performance analytics hardware and recurring software subscriptions to teams and leagues for coaching and player development. A Consumer Integration stream is additionally in development through planned partnerships with major equipment manufacturers to embed HeadVantage-ready technology into consumer-grade helmets and eyewear. Across all streams, the company's monetization strategy is designed to be low-friction at market entry: by leveraging the existing broadcast audiences of its network partners, distribution is largely absorbed by the broadcaster, reducing the customer acquisition cost for fan-facing revenue channels.

HeadVantage's founding team combines cross-domain expertise directly relevant to its mission. Jay Hedley brings military precision, deep technology invention, and enterprise commercial experience from leading Accenture's U.S. Digital Practice. Co-Founder Mike Sutcliff, the former CEO of Accenture Digital where he led a global organization of over 20,000 professionals, brings the institutional relationship network and operational infrastructure required to scale a platform business across major sports leagues and broadcast networks. Together, the team has invested over $1 million of personal capital to bring the technology to its current stage of commercial deployment.

HeadVantage currently has 4 employees.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

*In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.*

*The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

*These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

7. **Material factors that make an investment in HeadVantage Corporation speculative or risky:**

   1. Reliance on Key Personnel The Company's success depends significantly on the performance of its Board and Officers, particularly Mr. Gerald E. Hedley, Jr. and Mr. Michael R. Sutcliff. If the Company were to lose the services of these individuals, or if they fail to perform adequately, the Company's business could be materially harmed. The Company may not be able to attract and retain qualified staff with appropriate expertise in the wearable technology and sports analytics field, which could delay development efforts and increase expenses. The limited size of the Company's leadership team increases dependence on each individual.

   2. Product Development and Technology Risks

      The Company is developing complex wearable technology products that require significant research and development to bring to market successfully. These development efforts may face unexpected technical challenges, delays, or cost overruns. The Company may ultimately be unable to develop a product that meets the necessary technical specifications, performance criteria, safety standards, or market requirements. Additionally, competing technologies may emerge that render the Company's approach less desirable or obsolete. The wearable technology market is evolving rapidly, and there is no guarantee that the Company's development roadmap will align with market demand when products are ready for commercial release.

3. Industry-Specific Adoption Risks

The Company's business model depends significantly on adoption by sports leagues, teams, equipment manufacturers, broadcasters, and athletes. The sports industry is characterized by established relationships, regulatory constraints, and potential resistance to novel technologies that might disrupt existing broadcasting, data, or sponsorship models. Sports leagues have complex decision-making processes and may be slow to adopt new technologies. Sports seasons provide limited windows for product testing and implementation, potentially extending timelines for market entry. Any economic downturns affecting the sports industry could reduce willingness to invest in new technologies like those proposed by the Company.

4. Product Liability and Safety Concerns

The Company's wearable technology products are designed to be worn by athletes during training and competitive sporting events. Despite rigorous testing and safety protocols, there is an inherent risk that the Company's products could contribute to or be associated with athletic injuries. The Company may face product liability claims if players are injured while using the product, even if the product did not directly cause such injuries. While the Company intends to obtain product liability insurance, such coverage may be insufficient to cover all potential claims. Even unfounded concerns about player safety or comfort could prevent widespread adoption of the Company's technologies.

5. Decline in Live Sports Viewership

The Company's business model is heavily dependent on the continued popularity and viewership of live sporting events. There is a risk that live sports viewership may suddenly decline due to changing consumer preferences, competing entertainment options, generational shifts in media consumption habits, or other unforeseen factors. Younger demographics increasingly consume sports content through highlights, clips, and social media rather than traditional full-game broadcasts. If this trend accelerates, it could significantly reduce the addressable market for the Company's wearable technology products and diminish the value proposition to sports leagues, teams, broadcasters, and other potential customers. A sustained decline in live sports viewership would adversely affect the Company's growth prospects and potentially its ability to generate revenue.

6. Reduction in Sports Advertising Spending

The sports ecosystem, including the Company's potential customers and partners, relies heavily on advertising revenue generated during live sporting events. If advertisers reduce spending on sports content due to economic downturns, shifts to digital platforms, fragmentation of audiences, or diminished ROI from sports advertising, there could be a cascading effect throughout the industry. Sports leagues, teams, and broadcasters facing reduced advertising income may have less capital available to invest in innovative technologies like those offered by the Company. The Company's revenue projections assume that sports organizations will have sufficient financial resources to adopt and implement its wearable technology solutions; any significant contraction in sports-related advertising spending could materially impact these projections.

7. Depreciation of Team and Athlete Values

The Company's business strategy involves partnerships with professional sports teams and individual athletes to showcase and promote its wearable technology. The Company's growth model assumes that professional sports teams and prominent athletes will maintain or increase their market value and cultural relevance. However, there is a risk that team franchise values and athlete marketability could decline due to various factors including but not limited to league-specific issues, scandals, labor disputes, or broader shifts in entertainment preferences. If such depreciation occurs, it could reduce the negotiating leverage and financial resources of potential partners, diminish the promotional value of team and athlete endorsements, and adversely affect the Company's ability to monetize its technology through licensing agreements, revenue-sharing arrangements, or other commercial partnerships.

8. Diminished Value of Live Sports Content

The Company's Wearable Interactive Network (WIN) is designed to enhance and add value to live sports content through innovative camera angles, biometric data, and analytical insights. However, there is a risk that the intrinsic value of live sports content rights could decline due to piracy, unauthorized streaming, oversaturation of sports programming, or competition from emerging forms of entertainment. Media companies and streaming platforms may become less willing to pay premium prices for sports broadcast rights if consumer engagement metrics decline or if the advertising return on investment diminishes. Since the Company's technology is positioned as a value-add to traditional sports broadcasts, any significant devaluation of the underlying content would likely reduce potential customers' willingness to pay for the Company's products and services, thereby negatively impacting revenue projections and overall business prospects.

9. Dilution from Outstanding SAFEs

The Company has previously issued, and may continue to issue, Simple Agreements for Future Equity (SAFEs) to founders, early investors, and advisors. Because SAFEs do not represent immediate equity ownership, the total pool of potential future shares is not fully reflected on the current cap table. When a triggering financial event occurs, all outstanding SAFEs will convert into equity simultaneously. This clustered conversion could result in substantial, immediate dilution of your ownership percentage upon conversion, potentially lowering your economic stake in the Company more significantly than anticipated.

10. Uncertainty Regarding Timing of Conversion

Investors in this offering should be aware that there is no fixed date or definitive timeline for when the SAFEs will convert into equity. Conversion is strictly dependent upon the occurrence of specific triggering events, such as a qualified equity financing round or a corporate liquidity event (e.g., a sale or IPO). Because these events are contingent on market conditions, company performance, and management's strategic decisions, years may pass before a conversion occurs, leaving investors locked into an un-converted security indefinitely.

11. Conversion May Never Occur

While the SAFE is structured to convert during a future financing or liquidity event, there is no guarantee that such an event will ever take place. If the Company does not raise a subsequent round of preferred equity financing that meets the threshold of a qualified financing, or if it fails to achieve a liquidity event, the SAFEs may remain outstanding permanently. In such a scenario, the investment will never transition into equity, and investors may never receive a return on their capital or any distribution of corporate proceeds.

12. Valuation Cap Mechanics

The SAFEs are offered with a specific post-money valuation cap (e.g., $25 million). While a valuation cap is intended to protect investors by setting a maximum price at which the investment converts into shares, its mechanics can be complex and unpredictable. If the Company's valuation at the time of a future financing round is significantly lower than the valuation cap, the SAFE will convert at the lower price per share, causing substantial dilution across the board. Conversely, multiple rounds of financing at fluctuating valuations can alter the final conversion math, meaning the cap does not guarantee a specific ownership percentage.

13. Future Preferred Financing Could Significantly Dilute Investors

   To scale operations and execute its business plan, the Company will likely require substantial additional capital beyond this offering. Future rounds of preferred equity financing will result in the issuance of new shares. Each subsequent issuance will systematically dilute the equity position that SAFE holders eventually convert into. Furthermore, future institutional investors may negotiate more favorable terms—such as liquidation preferences, anti-dilution protections, or superior voting rights—which could further disadvantage or subordinate the economic position of Reg CF SAFE investors.

14. Investors Have No Shareholder Rights Until Conversion

   Purchasing a SAFE does not grant you immediate equity or make you a shareholder of the Company. Until a triggering event occurs and the SAFEs officially convert into equity, you will have no voting rights, no entitlement to receive dividends, no right to inspect corporate books beyond standard legal requirements, and no board representation. All strategic, operational, and financial decisions will be made entirely by the founders and majority voting shareholders without your input or consent.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

HeadVantage Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,200,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   This raise allows HeadVantage to get to revenue generation at scale. The company will complete the eye tracking hardware to helmet to network integration and hire full-time software developers, operators and data engineers to further develop the APIs, platform, and partner integrations.

9. **How does the issuer intend to use the proceeds of this offering?**

| Uses | If Target Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| Intermediary Fees | $490 | $58,800 |
| Platform Development | $9,510 | $600,000 |
| Completion of Eye Tracking | $0 | $230,000 |
| Partnership Trials and Marketing | $0 | $120,200 |
| Operations | $0 | $191,000 |
| **Total Use of Proceeds** | **$10,000** | **$1,200,000** |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on Netcapital to purchase securities, both investors and HeadVantageCorporation must agree that a transfer agent, which keeps records of our outstanding Simple Agreements for Future Equity (the "Securities," "SAFE Units," or "SAFEs" ), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a website to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing SAFEs at an offering price of $1 per unit.

14. **Do the securities offered have voting rights?**

    The SAFEs do not grant investors any immediate voting rights prior to conversion.

15. **Are there any limitations on any voting or other rights identified above?**

    Prior to conversion, investors hold no voting rights under the SAFEs; upon conversion, voting rights will be determined by the terms of the underlying equity.

16. **How may the terms of the securities being offered be modified?**

    A**ny provision of the SAFEs may be amended, waived or modified by written consent of the**

    **Company and the majority of SAFE holders.**

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

### Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common | 5,000,000 | 4,152,986 | Yes | |
| SAFE | 1,200,000 | 0 | No | |

### Options, Warrants and Other Rights

| Type | Description | Reserved Securities |
|---|---|---|
| Equity Incentive | ESOP | 448,548 |

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

HeadVantage has previously issued equity securities to its founders, strategic investors, and advisory board members. The securities offered through this Regulation CF campaign are structured as SAFEs (Simple Agreements for Future Equity) at a $25 million post-money valuation cap.

The SAFE structure means that investors do not currently hold equity. Conversion into equity occurs only upon a triggering event, typically a qualified financing round, a liquidity event, or dissolution. Until conversion, Reg CF investors have no voting rights, no board representation, and no economic interest in dividends or distributions. There is no guaranteed timeline for when or whether a triggering event will occur.

At the time of conversion, the number of shares issued to Reg CF investors will depend on the terms of the triggering financing event and the applicable valuation cap. Subsequent financings may occur at valuations below, at, or above the cap, and multiple future rounds could significantly dilute the converted equity position of Reg CF investors.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

When you invest in this SAFE, you are not buying immediate shares of the company. Instead, you are buying the right to receive equity in the future when a specific "triggering event" occurs. Here is exactly how that process works, step-by-step: Step 1: You Buy the SAFE – You invest capital into the company today. No shares or stock certificates are issued to you right away. Step 2: A Trigger Event Occurs – Your SAFE will convert into equity or resolve upon the earliest of the following milestones: Qualified Equity Financing: The company raises a major round of capital from institutional investors by selling preferred stock. Your SAFE automatically converts into these preferred shares, typically at a discount or based on the valuation cap. Initial Public Offering (IPO): The company goes public on a stock exchange, triggering a conversion into shares. Change of Control: The company is acquired by or merged into another business. Step 3: Equity Conversion or Cash Payout – Depending on the specific event, you will either officially become a shareholder by receiving your converted shares, or—in certain acquisition or dissolution scenarios—you will receive a cash payout equal to your original investment or your proportional share of the proceeds.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Investors in this offering will hold a minority interest in HeadVantage and will have limited ability to influence the company's direction or protect their investment. Specific risks include:

No voting control. The founders and existing major shareholders hold the majority of voting rights and will control decisions on all matters submitted to a shareholder vote, including election of directors, approval of significant transactions, and amendments to corporate governance documents. Reg CF investors will not have meaningful ability to influence these outcomes.

No board representation. Reg CF investors will not be entitled to designate or elect a representative to the Board of Directors. All strategic and operational decisions made at the board level will be made without direct input from Reg CF investors.

No right to distributions. HeadVantage has not paid any dividends and does not expect to do so in the foreseeable future. Minority investors have no right to compel dividends or other distributions. Any return on investment would depend entirely on a future liquidity event, which may not occur.

Limited information rights. As a minority investor in a private company, Reg CF investors will receive only the disclosures required by law. They will not have access to day-to-day financial information, strategic plans, or internal company data beyond what is publicly filed.

Illiquidity. There is currently no public market for HeadVantage securities, and none is expected to develop. Investors should expect their investment to be illiquid for an indefinite period. Transfer of these securities is subject to restrictions under applicable securities laws and the company's governing documents.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

Additional issuances of securities. HeadVantage will need to raise additional capital to execute its business plan and is likely to conduct future financing rounds. Each such issuance will dilute the ownership percentage of existing investors, including Reg CF investors. Future investors may receive more favorable terms — including lower valuation caps, greater liquidation preferences, or enhanced voting rights — which could further disadvantage current Reg CF investors. There is no cap on the total amount of securities the company may issue.

Issuer repurchases of securities. The company may, at the discretion of its board, repurchase securities from specific shareholders, including insiders or founders, without being required to extend the same opportunity to Reg CF investors. Such repurchases could concentrate ownership, alter the balance of voting power, or provide liquidity to insiders while Reg CF investors remain locked in.

A sale of the issuer or of assets. The founders and majority shareholders control any decision to sell the company, merge, or sell material assets. In any such transaction, senior security holders including preferred stockholders with liquidation preferences would receive proceeds before Reg CF investors. It is possible that a transaction could occur at a valuation that delivers a return to senior holders but results in little or no return for Reg CF investors. Reg CF investors will not have approval rights over most such transactions and may be compelled to participate under drag-along provisions.

Transactions with related parties. The company may engage in transactions with its founders, officers, directors, or other affiliated parties. These transactions may not be conducted on an arm's-length basis, creating inherent conflicts of interest. Related parties may receive compensation, loans, or other favorable terms that do not align with the best financial interests of the company or its minority investors. Because Reg CF investors have no voting control or oversight regarding these agreements, decisions could be made that benefit insiders at the expense of the company's overall financial health and the value of your investment.

24. **Describe the material terms of any indebtedness of the issuer:**

| | |
|---|---|
| **Creditor(s):** | Founder, Jay Hedley |
| **Amount Outstanding:** | $622,500 |
| **Interest Rate:** | 0.0% |
| **Maturity Date:** | December 31, 2028 |
| **Other Material Terms:** | |
| | As of December 31, 2025 the total amount of funds issued under the Note is $622,500. This has been classified as a |

noncurrent liability as the Company does not expect to make payments in the next year and due to the fact that the final maturity date is more than 12 months beyond the balance sheet date. The Company does not intend to use the proceeds from the Regulation Crowdfunding raise to repay the $622,500 owed to the CEO.

25. **What other exempt offerings has HeadVantage Corporation conducted within the past three years?**

| | |
|---|---|
| **Date of Offering:** | 2025-12-31 |
| **Exemption:** | Reg. D, Rule 506(b) |
| **Securities Offered:** | SAFE |
| **Amount Sold:** | $100,000 |
| **Use of Proceeds:** | Operating Expenses. |

| | |
|---|---|
| **Date of Offering:** | 2024-12-31 |
| **Exemption:** | Reg. D, Rule 506(b) |
| **Securities Offered:** | SAFE |
| **Amount Sold:** | $400,000 |
| **Use of Proceeds:** | Operating Expenses. |

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| Jay Hedley | Founder | Promissory Note | $622,500 |

# Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

HeadVantage Corporation (the Company) is a Delaware corporation that develops and commercializes wearable technology to capture athlete perspectives and biometric data for enhanced sports viewing experiences. The Company's primary technology platform, the Wearable Interactive Network (WIN), enables the live streaming of high-definition content and biometric data to broadcasters, consumers, and professional teams.

On January 6, 2026, the Company was issued U.S. Patent No. 12,514,445 for its "Body worn camera, sensor and content delivery system."

The Company is authorized to issue 5,000,000 shares of common stock at a par value of $0.01. As of December 31, 2025 and 2024, the Company has issued 4,152,986 common shares. Additionally, 448,548 shares are authorized under the Company's Equity Incentive Plan, with 337,010 shares currently available for issuance.

Results of Operations:

Operating expenses for the year ended December 31, 2025 increased by $27,239 to $112,770, as compared to $85,531 for the year ended December 31, 2024.

Net loss for the year ended December 31, 2025 increased by $27,239 to $112,770, as compared to $85,531 for the year ended December 31, 2024.

Capital and Liquidity:

On December 31, 2025, the Company recorded cash of $2,432 and negative working capital of $59,663 as compared to cash of $990 and negative working capital of $49,431 on December 31, 2024.

The Company has entered into non-refundable SAFE agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement.

The Company is currently conducting a Seed Round A offering of up to $15,000,000 in convertible Simple Agreements for Future Equity (SAFE Notes). These notes feature a post-money valuation cap of $25,000,000 and a discount rate of 80%. The notes are intended to convert into Safe Preferred Shares upon a qualified Equity Financing event. Noteholders do not hold voting or management rights while the notes remain outstanding.

As of December 31, 2025 and 2024, $500,000 and $400,000 of SAFE agreements were outstanding.

The Company has a Promissory Note with its co-founder, Gerald Headley Jr. The Note has a zero percent interest rate and is due and payable when the Company has sufficient funds to make payments, upon written demand of the Company or at the final maturity date of December 31, 2028.

As of December 31, 2025, the Company has capitalized $26,559 in technology and product development costs.

We expect this investment to be executed via Simple Agreements for Future Equity (SAFEs) on standard terms, structured in two tranches: an initial tranche of $250,000 scheduled to close before September 23, 2026, and the remaining $750,000 balance scheduled to close on or before November 30, 2026.

The Company is attempting to leverage this institutional commitment toward its larger target of a $3,000,000 financing round to reach full commercial scale and self-sustaining revenue generation.The $1.00 price represents the pro-rated principal amount of the SAFE, not a valuation of the company's stock.

SAFE Terms Discussed Investment Terms:

Presently, the terms offered under the SAFE Notes are as follows:

Post-Money Valuation Cap: $25,000,000.00

- Discount Rate: 80% (20% discount)

- Conversion: The Notes are intended to convert into Safe Preferred Shares (or proceeds, as applicable) upon the occurrence of one or several triggers, as follows:

1. Equity Financing - If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

2. Liquidity Event - If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in the SAFE Note) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If any of the Company's Noteholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's Noteholder's, or under any applicable laws.

3. Dissolution Event - If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in the SAFE Note) to receive a portion of Proceeds equal to the Purchase Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

# Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   **CPA Review Report:**                     [reviewletter.pdf](reviewletter.pdf)

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for**

**solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   1. **in connection with the purchase or sale of any security?**
   2. **involving the making of any false filing with the Commission?**
   3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   1. **in connection with the purchase or sale of any security?;**
   2. **involving the making of any false filing with the Commission?**
   3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   1. **at the time of the filing of this offering statement bars the person from:**
      1. **association with an entity regulated by such commission, authority, agency or officer?**
      2. **engaging in the business of securities, insurance or banking?**
      3. **engaging in savings association or credit union activities?**
   2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
   2. **places limitations on the activities, functions or operations of such person?**
   3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   **If Yes to any of the above, explain:**

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section**

> 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
>
> 2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

HeadVantage Corporation answers 'NO' to all of the above questions.

# Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are the transcripts for the videos shown on the company's offering page:

Video #1: "So the origin story for me started by flying the A-10 and the fighter jet, and everything we see as pilots out the front of the airplane is recorded and was called the HUD, the head-up display, and it shows our dive angle, air speed, the reticle where the missile is looking, and when we land, we watch the tapes and we debrief and train with that. So the idea was, if this is the way we train ourselves to be good fighter pilots, why wouldn't we do the same thing with athletes? And that was the birthplace of Headvantage. It's going to finally give us that angle and viewpoint that we haven't been able to deliver yet from a camera standpoint. We're showing not only what the athlete could see from their vantage point in real time, but also where their eyes are looking, and then they have these cameras that [best described] are like literally, less than the size of the head of a pin, and they're looking back at your eyes. The concept of eye tracking is so interesting, and being able to see what an athlete sees and where they look, and that now brings us into the mind of the athlete. You will see what he saw, you'll see the decision she made, and then the action they took. So it's bringing complete immersion to the fan. They're creating a platform that will allow us to create live sports content in a much different way and provide a vantage point, no pun intended, for the consumer that they haven't experienced before, which is really a first-person, uh, kind of point of view from the athlete. If you could imagine a telecast with an NFL quarterback and he rolls back and you can see the perspective of his eyes moving to see what he's seeing and help you appreciate the split-second sort of decision-making that he does, now it's even a more immersive experience as his technology improves. Over time, we can basically stream live from these helmet cameras or from these first-person point of views that we've not been able to before. One of the areas that we've struggled with historically is to be able to get more and more on the field, and what we're seeing with advantage is a real opportunity to be able to get to an area that has previously been completely prohibited. The other thing is a better approach from a coaching standpoint. It's just going to provide a lot more value to the coaching and training aspects of a number of sports. We can say all of our best athletes, when they're approaching the half pipe, they are looking up the pipe, when our more developmental, our younger athletes, are maybe looking down at their board, and those are the sorts of things that we just have no idea about right now. That's a pretty powerful technique coach that we've never had the opportunity to access previously. We want to be embedded in NBC Sports or Sky Sports so that fans all over the world can be the athlete, see what they see, see where they look, and really, really love what they're seeing even more than they do today. So fans all over the world want more and more immersion, and we can bring that to the table."

Video #2: Al, I have seen a lot of incredible catches in my time, but I don't think I've ever seen anything quite like this. And wait a second. Thanks to HeadVantage, we're actually seeing what Odell saw- in real time. Look at this! This is absolutely stunning. You can see exactly how he tracked the ball in the air. Look at the precision, the focus. His eyes are glued to the tip of the football as it comes down. And look at how his vision stays locked in even as he's falling. He knew exactly where that ball was going to be. The eye tracking shows he never lost sight of it, never panicked. And here's the slow motion from his perspective. This is something else, Al. You can see the ball stretching away from his frame. And yet somehow his brain and body just know to reach at the perfect angle. I tell you, Al, kids at home watching this, if you ever wanted to know what it feels like to make the perfect catch, this is as close as you're going to get.

The following documents are being submitted as part of this offering:

**Governance:**
    **Certificate of Incorporation:**          certificateofincorporation.pdf
    **Corporate Bylaws:**          corporatebylaws.pdf
**Opportunity:**
    **Offering Page JPG:**          offeringpage.jpg
**Financials:**
    **Additional Information:**          otherfinancial.pdf

# Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.headvantagefx.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.